

August 17, 2010

Mr. Stephen E. Sterrett
Executive Vice President and Chief Financial Officer
Simon Property Group, Inc.
225 West Washington Street
Indianapolis, IN 46204

>   **Re: Simon Property Group, Inc.**
>   **Form 10-K for the Year Ended December 31, 2009**
>   **Definitive Proxy Statement Filed March 26, 2010**
>   **Form 8-K filed April 30, 2010**
>   **File No. 1-14469**
>   **Simon Property Group, L.P.**
>   **Form 10-K for the Year Ended December 31, 2009**
>   **File No. 333-11491**

Dear Mr. Sterrett:

We have read your supplemental response letter dated June 4, 2010, and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Simon Property Group, Inc. and Simon Property Group, L.P.

Forms 10-K for the Year Ended December 31, 2009

Item 2. Properties, page 12

1. We note your response to comment 1 from our letter dated July 9, 2010. We also note that you have included in your Item 2 disclosure other operating data for your properties, including occupancy rates. It appears that a schedule of lease expirations may be material to investors to balance the other operating data you have provided. Please confirm that you will provide the schedule in your future filings.

Form 8-K Filed April 30, 2010

Item 2.02.   Results of Operations and Financial Condition

2. We note your response to our prior comment 7 and reissue the comment in part. Please confirm that you will revise your disclosures furnished under Item 2.02 of Form 8-K in future filings to provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K, including presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. Refer to Instruction 2 to Item 2.02 of Form 8-K and Questions 106.06 and 106.07 of the Compliance and Disclosure Interpretation on Exchange Act Form 8-K at http://sec.gov/divisions/corpfin/guidance/8-kinterp.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg at (202) 551-3404 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief